Exhibit 99.2

CRONOS GROUP INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2019

(in thousands of Canadian dollars)

GENERAL MATTERS

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Cronos Group Inc. is current as of August 7, 2019 and provides financial information for the three and six months ended June 30, 2019. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and June 30, 2018, including the related notes thereto (the “Interim Financial Statements”), and the audited annual consolidated financial statements for the year ended December 31, 2018, including the related notes thereto and the related MD&A.

Unless otherwise noted or the context indicates otherwise, the “Company”, “Cronos Group”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect wholly-owned subsidiaries and, if applicable, its joint ventures and investments accounted for by the equity method.

The Company’s board of directors, on the recommendation of the audit committee, approved the Interim Financial Statements and this MD&A on August 7, 2019.

Basis of Presentation

This MD&A has been prepared in accordance with the MD&A disclosure requirements under National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators. The accompanying Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain totals, subtotals and percentages throughout this MD&A are calculated using the rounded numbers as they appear in the tables. All currency amounts herein are expressed in thousands of Canadian dollars, unless otherwise noted.

All references in this MD&A to “Q2 2019” and “Q2 2018” are to the fiscal quarters for the three months ended June 30, 2019 and June 30, 2018, respectively. All references in this MD&A to “YTD 2019” and “YTD 2018” are to the six months ended June 30, 2019 and June 30, 2018, respectively. All references in this MD&A to “Q1 2019” are to the fiscal quarter for the three months ended March 31, 2019.

Non-IFRS Measures

This MD&A refers to certain non-IFRS measures. These measures are not recognized under IFRS, do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as a supplement to those IFRS measures to provide additional information regarding the Company’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Each non-IFRS measure presented in this MD&A is reconciled to its most directly comparable IFRS measure.

Adjusted EBIT

Adjusted earnings before interest and tax (“Adjusted EBIT”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBIT is defined as net income or loss, excluding interest expense, interest income, deferred income tax expense or recovery, share-based payments, unrealized change in the fair value of biological assets, realized fair value adjustments on inventory sold, financing costs, gain on revaluation of derivative liabilities, share of income or loss from investments in equity accounted investees and gain or loss on investments. The Company believes that Adjusted EBIT is useful to compare its operating profitability across periods. See “Results of Operations – Reconciliation of Non-IFRS Measures” for a reconciliation of Adjusted EBIT to its most directly comparable IFRS measure.

Adjusted EBITDA

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBITDA is defined as Adjusted EBIT excluding depreciation and amortization. The Company believes that EBITDA is useful to compare its ability to generate cash from operations across periods. See “Results of Operations – Reconciliation of Non-IFRS Measures” for a reconciliation of Adjusted EBITDA to its most directly comparable IFRS measure.

Definitions

Gross Profit before Fair Value Adjustments and Gross Margin before Fair Value Adjustments

Gross profit before fair value adjustments and gross margin before fair value adjustments are used by management to provide a better representation of performance in the period by excluding non-cash fair value measurements required by IFRS. Management believes these measures provide useful information as they represent the gross profit or gross margin for management purposes based on the

Company’s complete cost to produce inventory sold, exclusive of any fair value measurements required by IFRS. Gross profit before fair value adjustments is defined as gross profit excluding any non-cash fair value adjustments on biological assets or inventory sold required by IFRS. Gross margin before fair value adjustments is defined as gross profit before fair value adjustments divided by net revenue.

Kilogram or Gram Equivalents

Kilogram or gram equivalents refer to the equivalent number of kilograms or grams of dried cannabis required to produce extracted cannabis in the form of cannabis oil. The Company converts its cannabis oil to gram equivalents using a standard “equivalency factor” of one gram per four milliliters of cannabis oil. Any reference to “grams” or “kilograms” in this MD&A includes both grams of dried cannabis and gram equivalents, unless otherwise noted and identified as dried grams or gram equivalents.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact.

Forward-Looking Statements in this MD&A include, but are not limited to, statements with respect to:

•	the performance of our business and operations;
•	expectations regarding revenues, expenses and anticipated cash needs;
•	expectations regarding cash flow, liquidity and sources of funding;
•	our international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;
•

the expansion of our facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in the number of customers using our cannabis;
•	the expected growth in our growing, production and supply chain capacities;
•	expectations with respect to future production costs;
•	expectations with respect to future sales and distribution channels, including the ability to secure additional provincial and territorial listings;
•	the expected methods to be used by the Company to distribute and sell cannabis;
•	the competitive conditions of the industry;
•	expectations regarding the ongoing impact on the Company of the legalization of cannabis for adult-use in Canada and the Company’s ability to participate in such market;
•

the legalization of additional cannabis types and forms for adult-use in Canada, including federal, provincial, territorial and municipal regulations pertaining thereto, the related timing and impact thereof and our intentions to participate in such markets;

•

the legalization of the use of cannabis for medical- or adult-use in jurisdictions outside of Canada, the related timing and impact thereof and our intentions to participate in such markets, if and when such use is legalized;

•	expectations regarding the regulation of the hemp industry in the United States, including the promulgation of regulations for the hemp industry by the U.S. Department of Agriculture (the “USDA”);
•	laws and regulations and any amendments thereto applicable to our business and the impact thereof;
•	our ability to execute on our strategy and the anticipated benefits of such strategy;
•	the competitive advantages and business strategies of the Company;
•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;
•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;
•	our future product offerings;
•	the anticipated future gross margins of our operations;
•	expectations regarding capital expenditures;

•	the Company’s ability or plans to identify, develop, commercialize or expand the Company’s technology and research and development initiatives in cannabinoids, or the success thereof;
•	accounting standards and estimates;
•	expectations regarding the resolution of litigation and legal proceedings;
•	expectations regarding the use of proceeds of equity financings, including the proceeds from the Altria Investment (as defined herein);
•

expectations regarding the potential success of, and the costs and benefits associated with, our joint ventures and strategic alliances, including the strategic partnership (the “Ginkgo Strategic Partnership”) with Ginkgo Bioworks, Inc. (“Ginkgo”);

•	expectations regarding acquisitions and the anticipated benefits therefrom, including the Redwood Acquisition and the Cronos Fermentation Acquisition (each as defined herein);
•	the anticipated benefits and impact of the Altria Investment; and
•	the potential exercise of the Altria Warrant (as defined herein), including proceeds to the Company that may result therefrom.

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry are based on estimates prepared by us using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of this industry, which we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data or other information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which are described further below.

The Forward-Looking Statements contained herein are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including (i) management’s perceptions of historical trends, current conditions and expected future developments; (ii) our ability to generate cash flow from operations; (iii) general economic, financial market, regulatory and political conditions in which we operate; (iv) the production yields and output from Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and our joint ventures and strategic alliances; (v) consumer interest in our products; (vi) competition; (vii) anticipated and unanticipated costs; (viii) government regulation of our activities and products and in the areas of taxation and environmental protection; (ix) the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; (x) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (xi) our ability to conduct operations in a safe, efficient and effective manner; (xii) our construction plans and timeframe for completion of such plans; and (xiii) other considerations that are believed to be appropriate in the circumstances, including that the foregoing factors, collectively, are not expected to have a material impact on us. While management of the Company considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

By their nature, Forward-Looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the Forward-Looking Statements in this MD&A. Such factors include, without limitation, the risk that cost savings and any other synergies from the Altria Investment may not be fully realized or may take longer to realize than expected; disruption from the Altria Investment making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; business strategies, growth opportunities and expected investment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed under the heading “Risks and Uncertainties” in this MD&A and under the heading “Risk Factors” in our latest Annual Information Form dated March 25, 2019 (the “AIF”). Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the Forward-Looking Statements may not be appropriate for any other purpose. While we believe that the assumptions and expectations reflected in the Forward-Looking Statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this MD&A and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

COMPANY OVERVIEW

General

Cronos Group is an innovative global cannabinoid company, with international production and distribution across five continents. The Company is engaged in the cultivation, manufacture, and marketing of cannabis and cannabis-derived products for the medical and adult-use markets. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s brand portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™.

Cronos Group’s common shares are listed on the Nasdaq Global Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the ticker symbol “CRON”.

The Company operates two wholly-owned license holders (“License Holders”) under the Cannabis Act (Canada) (the “Cannabis Act”) and its relevant regulations (the “Cannabis Regulations”). Our License Holders are Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia. Cronos Group has also established five strategic joint ventures in Canada, Israel, Australia and Colombia. The Company’s ownership interest in each of our License Holders and joint ventures is summarized in the table below.

	Jurisdiction	Ownership Interest(1)
Wholly-Owned License Holders
Peace Naturals	Canada	100%
OGBC	Canada	100%

Joint Ventures
Cronos Israel(2)	Israel	90%
Cronos Growing Company Inc. ("Cronos GrowCo")	Canada	50%
NatuEra S.à r.l. ("NatuEra")	Colombia	50%
Cronos Australia Pty. Ltd. ("Cronos Australia")	Australia	50%
MedMen Canada Inc. ("MedMen Canada")	Canada	50%
(1)	The Company defines ownership interest as the proportionate share of net income to which the Company is entitled; equity interest may differ from ownership interest shown above.
(2)	Cronos Group holds a 70% equity interest in the cultivation company, and a 90% equity interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel (as defined herein).

Strategy

Cronos Group is committed to being a leading global cannabinoid company. In pursuing this goal, we seek to create value for shareholders by focusing on four core strategic priorities:

•	establishing an efficient global supply chain;
•	developing a diversified global sales and distribution network;
•	creating and monetizing disruptive intellectual property; and
•	growing a portfolio of iconic brands that resonate with consumers.

Altria Strategic Investment

In March 2019, the Company closed a $2.4 billion investment in the Company (the “Altria Investment”) by Altria Group, Inc. (“Altria”), pursuant to a subscription agreement dated December 7, 2018. At closing, the Company issued to certain wholly-owned subsidiaries of Altria common shares of the Company and one warrant, which may be exercised in part or in full on or before March 8, 2023 (the “Altria Warrant”). Full exercise of the Altria Warrant is expected to provide the Company with approximately $1.4 billion of additional proceeds (subject to adjustment). As of the closing date, Altria beneficially held an approximate 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full, the exercise of the Altria Warrant would result in Altria holding a total ownership interest of approximately 55% (calculated on a non-diluted basis). The Company’s strategic partnership with Altria provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete in the global cannabis industry.

In connection with the closing of the Altria Investment, the Company and Altria entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which Altria has certain governance rights, including the right to nominate a specified number of directors to the Company’s board of directors and approval rights over certain Company actions, and certain pre-emptive and top-up rights entitling Altria to maintain its pro rata beneficial ownership in the Company (these pre-emptive and top-up rights together, the “Altria Anti-Dilution Rights”). Under the Investor Rights Agreement, Altria has agreed to make Cronos Group its exclusive global partner for pursuing cannabis opportunities (subject to certain limited exceptions). Also in connection with the closing, the Company and Altria entered into certain commercial support arrangements pursuant to which Altria provides the Company with consulting services.

Global Supply Chain

Cronos Group is focused on establishing an efficient global supply chain by developing industry-leading methodologies and best practices at Peace Naturals, the Company’s center of excellence, and leveraging this expertise to create beneficial domestic and international production partnerships. The Company plans to develop a global supply chain, which will employ a combination of wholly-owned production facilities, third-party suppliers and global production partnerships all of which support the manufacturing of adult consumer goods.

Facility(1)	Location	Grow Type	Square Footage	Estimated Annual Rated Capacity (in kg)(2)
Existing Capacity(3)
Peace Naturals – Buildings 1, 2, 3, 4(4)	Stayner, ON, Canada	Indoor	325,000	38,500
Peace Naturals – Greenhouse	Stayner, ON, Canada	Greenhouse	28,000	1,500
OGBC	Armstrong, BC, Canada	Indoor	2,500	150
Existing Capacity			355,500	40,150

Capacity in Progress
Cronos Israel – Phase I	Hadera, Israel	Greenhouse	45,000	5,000
Cronos GrowCo	Kingsville, ON, Canada	Greenhouse	850,000	70,000
NatuEra(5)	Cundinamarca, Colombia	Greenhouse	*	*
Capacity in Progress			895,000	75,000

Pro Forma Capacity			1,250,500	115,150
(1)	See “– General” for information related to the Company’s ownership interest in the above facilities.
(2)

Estimated annual rated capacity is based on the Company’s experience growing a variety of cannabis strains at its facilities and assumes all expected operational efficiencies are attained. Material assumptions to derive estimated rated capacity for a given facility include but are not limited to: the yield per square foot per harvest, the number of harvests per year and the square feet of cultivation space occupied by the plants immediately prior to harvest.

(3)	Existing capacity is defined as facilities where construction is substantially complete, regulatory approvals required to commence operations have been received and cannabis cultivation has commenced.
(4)

Building 4 is expected to become operational in phases. While construction of Building 4 is substantially complete, the GMP-grade manufacturing areas are in the process of being equipped and made operational in phases. Certain research and development laboratory areas in Building 4 are in final design phases. See “– Domestic Supply Chain – Peace Naturals” for more information.

(5)	NatuEra is still in the design phase and initial planned capacity is yet to be finalized.

Domestic Supply Chain

Peace Naturals

Situated on approximately 90 acres of land zoned and licensed for cannabis production, Peace Naturals operates four fully operational production facilities (Building 1, Building 2, Building 3 and a greenhouse (the “Peace Naturals Greenhouse”)). The Company has completed the construction of a partially licensed, 286,000 sq. ft. production facility (“Building 4”). Peace Naturals’ production processes are Good Manufacturing Practices (“GMP”) certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

In October 2013, Health Canada issued an initial license to Peace Naturals, which has since been amended and supplemented to add additional licensable activities. In November 2018, Health Canada re-issued the license in accordance with the Cannabis Act, as a standard license for cultivation, processing and sale for medical purposes (the “Peace Naturals Production License”), pursuant to which Peace Naturals has the right to engage in cultivation, processing, and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil, among other prescribed activities.

In January 2018, Peace Naturals received a dealer’s license pursuant to the Narcotic Control Regulations (“NCR”) and the Controlled Drug and Substances Act (the “CDSA”) from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”). The license has since been transitioned under the Cannabis Act. In connection with this transition, Health Canada issued a cannabis drug license to Peace Naturals under the Cannabis Act (the “Peace Naturals Drug License”), pursuant to which Peace Naturals has the right to engage in, among other things, the possession and sale of drugs containing cannabis.

Buildings 1, 2 and 3, totaling approximately 39,000 sq. ft. of production space, are engaged in cultivation, processing, extraction, finishing, packaging, and shipping activities. The Peace Naturals Greenhouse is a 28,000 sq. ft. greenhouse providing a year-round, low-cost supply of cannabis flower for extraction and is designated as a research facility to pilot various production technologies. Any tests yielding favorable operational improvements may then be disseminated to the Company’s other domestic and international facilities.

In August 2018, Peace Naturals received authorization from Health Canada to cultivate cannabis in Building 4, and the building is expected to become operational in phases. Currently, Building 4 engages in the cultivation of cannabis and produced its first harvest in December 2018. All flower rooms were licensed and populated as of May 2019, and the Company anticipates further improvements in yields toward full run-rate capacity as a result of increasing efficiencies over time. Building 4 also engages in tissue culture and micro propagation, processing, finishing, packaging, and shipping activities.

It is expected that Building 4 will also engage in extraction, formulation and R&D activities following receipt of the applicable regulatory approvals or license amendments. While construction of Building 4 is substantially complete, the GMP-grade manufacturing areas are in the process of being equipped and made operational in phases. Certain R&D and laboratory areas in Building 4 are in the final design phases. In addition to the cultivation areas, Building 4 is expected to include:

•	designated areas for proprietary genetic breeding and genomic testing;
•	a GMP-grade cannabinoid and terpene extraction, processing and bottling facility;
•	a GMP-grade analytical testing laboratory for Canadian, European and other pharmacopeia standards;
•	a GMP-grade analytical and chemical laboratory for formulation, delivery system and product development;
•	R&D grow and dry areas with compartmentalized chambers to conduct experiments on yield, genetic markers, and metabolite/terpene enhancement techniques; and
•	a GMP-grade and industrial-grade kitchen.

OGBC

Situated on 30 acres of land, 13 acres of which are zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC currently engages in inter-company bulk transfers of dried cannabis flower to Peace Naturals, where it is processed and packaged for sale and sold under the Company’s brand portfolio.

In February 2014, Health Canada issued an initial cultivation license to OGBC, which has since been amended and supplemented to add additional licensable activities. In November 2018, Health Canada reissued the license, in accordance with the Cannabis Act, as a standard license for cultivation, processing, and sale for medical purposes (the “OGBC Production License”), pursuant to which OGBC has the right to engage in the cultivation, processing, and sale of dried cannabis flower, cannabis seeds, and cannabis plants, among other prescribed activities.

Cronos GrowCo Joint Venture

In July 2018, the Company entered into a strategic joint venture with a group of investors led by Bert Mucci (the “Greenhouse Partners”), a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in the joint venture, Cronos GrowCo, and has equal representation on its board of directors. Cronos GrowCo is constructing an 850,000 sq. ft. purpose-built, GMP-standard greenhouse on approximately 100 acres of land owned by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. Construction of the greenhouse has commenced. The Company expects to complete the greenhouse structure in the second half of 2019 and expects the greenhouse to become operational in phases in 2020. Completed construction of the greenhouse is subject to obtaining the necessary funding, the relevant building and occupancy permits and other customary approvals. Commencement of operations at Cronos GrowCo will be subject to obtaining the appropriate licenses under applicable law. Cronos GrowCo expects to utilize debt to fund a portion of the facility build-out. See “– Global Supply Chain” for further information on the material factors and assumptions related to the projected production capacity of the greenhouse.

International Supply Chain

Cronos Israel Joint Venture

In September 2017, the Company announced a strategic joint venture in Israel (“Cronos Israel”) with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture, and distribution of medical cannabis. Cronos Israel consists of four companies: (i) cultivation (encompassing nursery and cultivation operations), (ii) manufacturing, (iii) distribution and

(iv) pharmacies (the “Cronos Israel Companies”). The Company holds a 70% equity interest in the cultivation company and a 90% equity interest in each of the manufacturing, distribution, and pharmacies companies of Cronos Israel. Gan Shmuel holds the remaining equity interest in each of the Cronos Israel Companies. Each of Cronos Group and Gan Shmuel has one board member nominee on the board of directors of each of the Cronos Israel Companies. Cronos Group has the right to nominate a further two members to the board of each Cronos Israel Company, and, until such time, its nominated director shall have two votes.

The initial phase of construction of Cronos Israel involves the construction of a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation and R&D. The construction of the greenhouse was completed in the first half of 2019, and construction of the manufacturing facility is expected to be complete in the second half of 2019. See “– Global Supply Chain” for further information on the material factors and assumptions related to the projected production capacity of the greenhouse.

In early 2017, the Medical Cannabis Unit of the Israeli Ministry of Health (the “Yakar”) granted Gan Shmuel preliminary licenses (“Israel Codes”) to establish four distinct cannabis commercial operations: (i) propagation and breeding, (ii) commercial cannabis cultivation, (iii) extraction, formulation and packaging, and (iv) patient care and distribution. The Israel Codes were successfully transferred to Cronos Israel in May 2018. Commencement of cultivation, manufacturing and distribution operations at Cronos Israel is subject to final inspection by the Yakar and the issuance of final cannabis licenses.

In January 2019, the Israeli government approved the export of medical cannabis from Israel, which would allow medical cannabis license holders that meet certain quality standards to export medical cannabis, under the supervision of the Israeli authorities, to United Nations’ Single Convention on Narcotic Drugs-signatory countries that have explicitly approved the import of cannabis. Subject to obtaining all necessary licenses and permits, the Company intends to export medical cannabis products from Cronos Israel once production operations have commenced.

NatuEra Joint Venture – Colombia

In August 2018, the Company announced a strategic joint venture with an affiliate of Agroidea SAS (“AGI”), a leading Colombian agricultural services provider with over 30 years of experience and expertise in management of industrial-scale production and R&D in horticultural operations for export from Colombia. Each of the Company and AGI owns a 50% equity interest in the joint venture, NatuEra. Cronos Group will have three manager nominees on the board of managers of NatuEra, while AGI will have four manager nominees on the board of managers. NatuEra intends to develop, cultivate, manufacture, and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. Design of the facility is currently underway, and construction of the facility remains subject to obtaining the relevant permits and other customary approvals. The Colombian Ministry of Justice and Law granted a wholly-owned subsidiary of NatuEra (i) a license to cultivate non-psychoactive cannabis, (ii) a license to cultivate psychoactive cannabis, and (iii) a license to manufacture cannabis derivative products for domestic use and export. In addition, the Colombian Agricultural Institute has registered a wholly-owned subsidiary of NatuEra as a certified psychoactive and non-psychoactive seed producer and the National Narcotics Fund has registered such subsidiary as a manufacturer of cannabis derivatives products for national use and export. Commencement of operations at the facility will be subject to obtaining the remaining appropriate authorizations under applicable law.

Cronos Australia Joint Venture

In February 2018, the Company announced a strategic joint venture, Cronos Australia, with NewSouthern Capital Pty. Ltd. (“NewSouthern”) for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns a 50% equity interest in Cronos Australia and has equal representation on the board of directors of Cronos Australia. The Company believes that Cronos Australia will serve as its hub for Australia, New Zealand and South East Asia, bolstering the Company’s distribution network in the Australia and Asia-Pacific region.

In February 2018, Cronos Australia was granted a medicinal cannabis cultivation license and a medicinal cannabis research license by the Office of Drug Control (the “ODC”). In June 2018, Cronos Australia was granted a medicinal cannabis manufacture license by the ODC.

Cronos Australia has also received an import license from the ODC, which, together with Cronos Australia obtaining all necessary import permits, will enable it to import PEACE NATURALSTM branded products for sale in the Australian medical market. Applications for import permits have been submitted by Cronos Australia with the ODC. Cronos Australia has also received an export license from the ODC to export certain medical cannabis products, subject to receipt of all necessary permits.

Global Sales and Distribution

Cronos Group is developing a diversified global sales and distribution network by leveraging established partners for their scale, salesforce and market expertise. The Company is also building a domestic distribution footprint in Canada through the direct-to-client medical market and the adult-use market.

Domestic Distribution

Medical Market

The Company currently sells dried cannabis and cannabis oils direct to clients through its health and wellness platform, PEACE NATURALSTM. These clients are typically sourced through physician and clinic referrals or word of mouth recommendations from existing clients.

Adult-Use Market

On October 17, 2018, Canada became the first G7 country and the second country in the world to legalize cannabis sales for adult-use at a federal level. The Company currently sells dried flower, pre-rolls and cannabis oils through its adult-use brands, COVETM and SpinachTM, to cannabis control authorities in Ontario, British Columbia, Nova Scotia and Prince Edward Island, as well as to private-sector retailers in Saskatchewan. As of the date hereof, these five provinces together represent approximately 58% of the Canadian population. As the Company’s supply chain grows, and with the pending introduction of new cannabis regulations in Canada this October which will allow for the availability of additional cannabis derivative products and format factors, the Company intends to increase penetration within existing markets and expand its distribution into additional provinces and territories in Canada.

Cura Supply Agreement

In August 2018, Cronos Group announced a supply agreement with Cura Cannabis Solutions (“Cura”), a vertically integrated cannabis operator. Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per year from Cronos GrowCo, commencing after Cura receives its production and sales licenses from Health Canada.

MedMen Canada Joint Venture

In March 2018, the Company entered into a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). Each of the Company and MedMen owns a 50% equity interest in the joint venture, MedMen Canada, and has equal representation on the board of directors of MedMen Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years. MedMen Canada is currently in the process of obtaining the necessary licenses, permits, and retail locations, in provinces where private retail is permitted under applicable law, to create a premium MedMen branded retail chain in Canada modelled after MedMen’s iconic retail concept in Los Angeles, Las Vegas and Manhattan. Commencement of operations will be subject to obtaining such licenses and permits.

International Distribution

Germany

In October 2017, the Company announced its strategic partnership and five-year exclusive distribution agreement with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”), an international pharmaceutical manufacturer and distributor with a German distribution network of pharmacies, to distribute PEACE NATURALSTM branded cannabis products within the German medical market. The Company currently exports dried cannabis to Germany and announced its first shipment to Pohl-Boskamp in December 2017.

Poland

In June 2018, Cronos Group entered into a strategic distribution partnership with Delfarma Sp. Zo.o (“Delfarma”). Delfarma is a pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals that collectively reaches approximately 40% of the Polish domestic market. Under the five-year exclusive distribution agreement, Cronos Group will supply PEACE NATURALSTM branded cannabis products to Delfarma for distribution within the Polish medical market. The Company and Delfarma are currently in the process of obtaining the necessary regulatory approvals to sell cannabis products in Poland.

Other International Markets

The Company intends to supply the medical cannabis markets in Israel, Latin America, and Australia through the operations of Cronos Israel, NatuEra, and Cronos Australia, respectively, once operational. In addition, Cronos Australia has received an import license from the ODC to import PEACE NATURALSTM branded products for sale in the Australian medical market. Import permits are required for any shipment of products from Canada to Cronos Australia and these permits are shipment specific.

Intellectual Property Initiatives

Cronos Group is committed to building disruptive intellectual property, by advancing cannabis and cannabinoid research, technology and product development. Among others, our intellectual property development activity includes the following key initiatives.

Cronos Device Labs

In April 2019, Cronos Group established Cronos Labs Ltd. (“Cronos Device Labs”), the Company’s Israel-based global R&D center for vaporizer innovation. The state-of-the-art facility is equipped with advanced vaporizer technology and analytical testing infrastructure and is home to an experienced team of product development talent. The Cronos Device Labs’ 23-member team, with over 80 years of combined experience in vaporizer development, is comprised of product designers, mechanical, electrical and software engineers, and analytical and formulation scientists. This global R&D center is expected to significantly enhance Cronos Group’s innovation capabilities and accelerate development of next-generation vaporizer products specifically tailored to cannabinoid use.

Ginkgo Strategic Partnership

In September 2018, the Company launched its R&D partnership with Ginkgo that could ultimately enable the Company to produce certain cultured cannabinoids at commercial scale at a fraction of the cost of traditional cultivation. These cultured cannabinoid molecules are identical to those produced by plants grown with traditional cultivation but are created by leveraging the power of biological manufacturing via fermentation. In addition to THC and CBD, these cultured cannabinoids include rare cannabinoids that are economically impractical or nearly impossible to produce at high purity and scale through traditional cultivation. If the Ginkgo Strategic Partnership is ultimately successful, Cronos Group expects to be able to produce large volumes of these cultured cannabinoids from custom yeast strains without incurring significant capital expenditures to build new cultivation and extraction facilities.

Pursuant to the collaboration and license agreement dated September 1, 2018 between Ginkgo and the Company (the “Ginkgo Collaboration Agreement”), Ginkgo will work with the Company on the R&D of microorganisms capable of producing certain target cannabinoids in a scalable and highly efficient manner. The Company will have the exclusive global right to use and commercialize key patented intellectual property related to the production of the target cannabinoids. Assuming all milestones in the Ginkgo Collaboration Agreement are met, the transaction had an aggregate value (as of July 17, 2018) of US$100.0 million in Cronos Group common shares, to be issued in milestone-contingent tranches. These milestones each relate to the production of certain target cannabinoids for less than US$1,000 per kilogram of pure cannabinoid at a scale of at least 200 liters. The Company and Ginkgo have targeted three years to reach the milestone events for each of the target cannabinoids. The Company will fund certain R&D and foundry expenses throughout the development process, which are expected to amount to approximately $22.0 million, subject to the achievement of certain milestones. On May 9, 2019, the Ginkgo Collaboration Agreement was amended to expand the scope of services provided by Ginkgo to include support for the Company’s commercial manufacture of cultured cannabinoids.

Ginkgo has undertaken to perform its R&D work and services in compliance with all applicable laws regarding controlled substances. In November 2018, Ginkgo received from the U.S. Drug Enforcement Agency (the “DEA”) a DEA Researcher (I) Controlled Substance Registration Certificate and received a Researcher Controlled Substance Registration Certificate from the Massachusetts Department of Public Health to conduct specified research involving cannabinoids. The Company intends to produce and distribute the target cannabinoids globally, where legally permissible, and has received confirmation from Health Canada that this method of production is permitted under the Cannabis Act.

Technion Research Agreement

In October 2018, the Company entered into a sponsored research agreement with the Technion Research and Development Foundation of the Technion – Israel Institute of Technology (“Technion”) to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair.

Research will be led by Technion faculty members Dr. David “Dedi” Meiri and Dr. Yaron Fuchs, each one of the world’s leading researchers in cannabis and skin stem cell research, respectively. Dr. Meiri heads the Laboratory of Cannabis and Cancer Research with vast experience in cannabis and endocannabinoid research. Dr. Fuchs heads the Laboratory of Stem Cell Biology and Regenerative Medicine with years of experience in the biology of the skin and its pathologies. Development and implementation of the research will be conducted at Technion’s Laboratory of Cancer Biology and Cannabis Research and the Lorry I. Lokey Interdisciplinary Center of Life Sciences and Engineering in Haifa, Israel.

Brand Portfolio

Cronos Group is committed to building a portfolio of iconic brands that responsibly elevate the consumer experience. Currently, Cronos Group sells dried cannabis, pre-rolls and cannabis oils through wholesale and direct-to-client channels under its health and wellness platform, PEACE NATURALSTM, and under its two adult-use brands, COVETM and SpinachTM.

Brand Positioning	Health & Wellness	Premium Adult-Use, terpene-rich extracts, small batch runs	Mainstream Adult-Use
Product Offering	Dried Cannabis, Oils	Dried Cannabis, Oils, Pre-Rolls	Dried Cannabis, Pre-Rolls

Health & Wellness

The Company currently distributes products under one health and wellness platform for the Canadian and international medical markets:

•

PEACE NATURALS™ is a global health and wellness platform committed to producing high-quality cannabis and cannabis products. PEACE NATURALS™ is focused on building and shaping the global medical cannabis market and promoting a whole health approach to wellness, which emphasizes diet and lifestyle. The brand’s goal is to improve the lives of others, one patient at a time.

Adult-Use

The Company has launched two brands for the Canadian adult-use market:

•

COVE™ is a premium positioned brand focused on creating crafted experiences. The brand utilizes an uncompromising approach to quality leveraging terpene-rich, proprietary strains that are grown in small-batch runs. COVE™’s indoor, strain-specific grow rooms allow for 1-on-1 plant care while maintaining the highest quality standards throughout the entire process. The goal of this premium brand is to Make Each Experience a DiscoveryTM.

•

SpinachTM is positioned as a mainstream adult-use brand with High Expectations™, geared towards a wide range of consumers that don’t take life too seriously and are looking for entertaining, fun ways to enhance activities. A lighthearted and playful brand, Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable.

Minority Investments

The Company has also invested in and made loans to cannabis-related companies and License Holders. As at June 30, 2019, the Company holds a minority equity investment in Evergreen Medicinal Supply Inc.

In January 2019, the Company sold its shares of Canopy Growth Corporation for net proceeds of approximately $0.5 million.

In March 2019, the Company sold its approximate 19% equity interest in Whistler to Aurora Cannabis Inc. (“Aurora”) in an all-share transaction (the “Whistler Transaction”). In connection with the closing of the Whistler Transaction, the Company received approximately $24.7 million in value of Aurora common shares, which the Company subsequently sold for approximately $25.6 million in cash. Subject to the satisfaction of certain specified milestones, the Company expects to receive approximately $7.6 million in additional value of Aurora common shares. Based on market conditions at the time of the transaction and assuming all milestones are met, the Company expects to generate, in aggregate, an 8.7x return on its investment in Whistler. Neither the attainment of any milestones nor the persistence of specific market conditions can be assured.

INDUSTRY AND MARKET TRENDS AND REGULATORY DEVELOPMENTS

The Company’s business and activities are heavily regulated in all jurisdictions where we carry on business. Our AIF contains a description of the regulatory framework applicable to our business as of the date of the AIF. The following provides a description of certain recent regulatory developments since the fiscal year ended December 31, 2018 that have the potential to impact the Company’s financial performance.

Amendments to the Cannabis Regulations

While the sale of dried cannabis, fresh cannabis, cannabis seeds, cannabis plants and cannabis oil is currently permitted under the Cannabis Act, the sale of edibles containing cannabis and cannabis concentrates is not. On December 22, 2018, the Canadian federal government published the draft of the proposed Regulations Amending the Cannabis Regulations in the Canada Gazette (the “Further Regulations”). The Further Regulations amend the Cannabis Act and Cannabis Regulations to, among other things, allow the production of extracts (including concentrates), edibles and topicals in addition to the currently permitted product forms. The final version of the Further Regulations was published in the Canada Gazette on June 13, 2019, and will come into force on October 17, 2019. The first regulatory approvals in respect of the new product forms authorized under the Further Regulations are expected to be issued a minimum of 60 days after October 17, 2019.

Provincial and Territorial Distribution Frameworks for Regulated Adult-Use Cannabis

While the Cannabis Act and Cannabis Regulations provide for the regulation of the commercial production, processing, distribution and sale (for medical purposes) of cannabis and related matters by the federal government of Canada, the provinces and territories of Canada regulate the distribution, sale and consumption of adult-use cannabis, such as retail licensing, minimum age requirements, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have implemented regulatory regimes for the distribution, sale and use of adult-use cannabis within those jurisdictions; however, these regulatory regimes continue to evolve over time.

Update to the Health Canada Licensing Regime

On May 8, 2019, Health Canada changed its licensing criteria for new applicants for licenses to cultivate cannabis, process cannabis, or sell cannabis for medical purposes. These categories of license applicants are now required to have a site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying any other applicable application criteria. With respect to existing applications, Health Canada has indicated it will complete a high-level review of all applications currently in the queue. If an application passes this review, Health Canada will provide a status update letter to the applicant. Once the current applicant has a completed site that meets the regulatory requirements, Health Canada will continue reviewing the application in priority based on the original application date.

Hemp Regulatory Framework in the United States

In connection with and following closing of the Redwood Acquisition, the Company is expected to derive a portion of its revenues from the manufacture, marketing and distribution of hemp-derived cosmetic products and other hemp-derived consumer products, including food products and dietary supplements, online and through retail and hospitality partner channels in certain states in the United States. The Company intends for all hemp-derived products to be produced and sold by the Company following closing of the Redwood Acquisition to constitute hemp (i) under the Agricultural Improvement Act of 2018 (the “2018 Farm Bill”) or (ii) the applicable state-law equivalent in all states in which the Company will produce and sell such hemp-derived products. The 2018 Farm Bill was enacted in the United States on December 20, 2018. Prior to this enactment, cannabis was scheduled as a controlled substance (marijuana) under the United Stated Controlled Substances Act (the “CSA”) with limited exemptions based on the portion of the cannabis plant. The 2018 Farm Bill, among other things, removed hemp (which is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis”) and its derivatives, extracts and cannabinoids, including CBD derived from hemp, from the definition of “marijuana” in the CSA, thereby removing hemp and its derivatives from control as controlled substances. The 2018 Farm Bill also amended the Agricultural Marketing Act of 1946 to allow for production and sale of hemp and its derivatives in the United States.

Pursuant to the 2018 Farm Bill and the amendments to the Agricultural Marketing Act of 1946, the USDA has been tasked with promulgating regulations in relation to the cultivation and production of hemp, which, among other things, requires the USDA to review and approve any state-promulgated regulations relating to hemp. The 2018 Farm Bill also directs the USDA to promulgate federal regulations that would apply to the production of hemp in every state which does not put forth a state hemp plan for approval by the USDA. Because the 2018 Farm Bill permits states and Native American tribes to regulate hemp and hemp-derived products more restrictively than the 2018 Farm Bill, variances in these jurisdictions’ laws and regulations on hemp are likely to persist.

The 2018 Farm Bill preserves the authority and jurisdiction of the U.S. Food and Drug Administration (the “FDA”) under the Food, Drug & Cosmetic Act (the “FFDCA”). As a producer and marketer of hemp-derived products, following closing of the Redwood

Acquisition, the Company will be required to comply with the FDA regulations applicable to manufacturing and marketing certain of its products, including dietary supplements, food and cosmetics.

The FDA has consistently taken the position that CBD, whether derived from hemp or cannabis, is prohibited from use as an ingredient in food and dietary supplements under the exclusionary clauses in the FFDCA Act because CBD has been approved as a prescription drug and is the subject of substantial clinical investigations as a drug which have been made public. The exclusionary clauses under the FFDCA provide that a substance that has been approved and/or has been subject to substantial clinical investigations as a drug may not be used in a food or dietary supplement, unless the substance was first marketed in a food or dietary supplement prior to the initiation of substantial clinical investigations of the substance as a drug. The FDA has not issued regulations that elaborate on the exclusionary clauses and the FDA has not taken any enforcement action in the courts asserting a violation of the exclusionary clauses. To date, the FDA has issued several warning letters to companies unlawfully marketing CBD products. In many of these cases, the manufacturer made unsubstantiated claims about the product being able to treat serious medical conditions (e.g. cancer, Alzheimer’s disease, opioid withdrawal and anxiety) and had not obtained drug approvals. Some of these letters were co-signed with the Federal Trade Commission (“FTC”) and cited the companies for making egregious claims about the efficacy of CBD which were not substantiated by competent and reliable scientific evidence. The FDA has stated that it recognizes the potential opportunities and significant interest in drug and other consumer products containing CBD and is committed to evaluating the agency’s regulatory policies related to CBD and has established a high-level internal working group to explore potential pathways for various types of CBD products to be lawfully marketed. The FDA held a public hearing in May 2019 to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling and sale of products containing cannabis or cannabis-derived compounds and has indicated that it plans to report its progress by early Fall 2019. The rules and regulations and enforcement in this area continue to evolve and develop. Until the FDA formally adopts regulations with respect to CBD products or announces an official position with respect to CBD products, there is a risk that the FDA could take enforcement action (e.g. warning letter, seizure, injunction) against the Company following closing of the Redwood Acquisition. The Company is closely following the developments at the FDA and plans to actively participate in the FDA hearing and rule making process. The Company intends to monitor its compliance with applicable United States laws relating to hemp as they are enacted and evolve, including the FDA’s regulations of CBD, and to evaluate and implement appropriate compliance measures, on an ongoing basis.

For more information regarding certain risks facing our business in connection with the hemp regulatory framework in the United States, see the section below entitled “Risks and Uncertainties – Additional Risks Relating to the Redwood Acquisition and the Company’s U.S. Hemp Operations.”

Restrictions on Business Activities in the United States

The Company currently does not engage in any commercial activities related to the cultivation, distribution or possession of cannabis in the U.S. The Ginkgo Strategic Partnership contemplates the performance of licensed R&D activities in the U.S., in order to produce cultured cannabinoids, in full compliance with all applicable laws regarding controlled substances. In addition, following closing of the Redwood Acquisition, the Company intends to engage in the manufacture, marketing, and distribution of hemp-derived cosmetic products and other hemp-derived consumer products online and through retail and hospitality partner channels in certain states in the U.S. From time to time, the Company may have minority interests in non-U.S. cannabis companies (as disclosed in the AIF). Based on what is publicly disclosed by these minority investees, the Company is not aware of any U.S. cannabis-related activities of such minority investees as of the date of this MD&A.

Additional information with respect to the Company’s business and applicable regulatory frameworks are included in the AIF.

FINANCIAL HIGHLIGHTS

($ in 000s, except where noted otherwise)	Three Months Ended				Six Months Ended
	June 30,		Change		June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Financial Results
Net Revenue	$10,237	$3,394	$6,843	202%	$16,707	$6,339	$10,368	164%
Gross Margin before Fair Value Adjustments(1)	53%	63%	--	--	54%	55%	--	--
Adjusted EBITDA(2)	$(17,772)	$(2,396)	$(15,376)	642%	$(26,719)	$(3,896)	$(22,823)	586%
Extract Sales (% of Net Product Revenue)	20%	19%	--	--	21%	14%	--	--

Operating Results
Kilograms Sold	1,584	477	1,107	232%	2,695	978	1,717	176%
Net Product Revenue / Gram Sold	$6.44	$7.03	$(0.59)	(8%)	$6.15	$6.37	$(0.22)	(3%)
Cost of Sales before Fair Value Adj. / Gram Sold	3.01	2.63	0.38	14%	2.87	2.88	(0.01)	(0%)

Balance Sheet(3)
Cash and Cash Equivalents	$1,579,231	$89,609	$1,489,622	1,662%	$1,579,231	$89,609	$1,489,622	1,662%
Short-Term Investments	744,936	—	744,936	NA	744,936	—	744,936	NA
Derivative Liabilities	1,399,594	—	1,399,594	NA	1,399,594	—	1,399,594	NA
(1)	See “General Matters – Definitions” for information related to Gross Margin before Fair Value Adjustments.
(2)	See “General Matters – Non-IFRS Measures” for information related to Adjusted EBITDA.
(3)	Dollar amounts are as of the last day of the period indicated.

•

Net revenue was $10.2 million in Q2 2019, representing a 202% increase from $3.4 million in Q2 2018, primarily driven by the launch of the adult-use market in Canada. Net revenue increased 58% quarter-over-quarter from $6.5 million in the first quarter of 2019, primarily driven by increased sales in CBD oil, which carries no excise tax reduction and increased sales of dry flower.

•

1,584 kilograms were sold in Q2 2019, representing a 232% increase from 477 kilograms sold in Q2 2018, primarily driven by increased cannabis production and the launch of the adult-use market in Canada. Kilograms sold increased 43% quarter-over-quarter from 1,111 kilograms sold in the first quarter of 2019, primarily driven by increased cannabis production.

•

Cost of sales before fair value adjustments per gram sold was $3.01 in Q2 2019, representing a 14% increase from $2.63 in Q2 2018 and a 12% increase from $2.69 in the first quarter of 2019. The increase quarter-over-quarter was driven by higher processing cost on a per gram basis.

•	The Company experienced continued growth in cannabis oil sales, which represented 20% of net product revenue in Q2 2019 compared to 19% in Q2 2018.

($ in 000s, except where noted otherwise)	Second	First
	Quarter	Quarter	Change
	2019	2019	$	%
Financial Results
Net Revenue	$10,237	$6,470	$3,767	58%
Gross Margin before Fair Value Adjustments(1)	53%	54%	--	--
Adjusted EBITDA(2)	$(17,772)	$(8,947)	$(8,825)	99%
Extract Sales (% of Net Product Revenue)	20%	23%	--	--

Operating Results
Kilograms Sold	1,584	1,111	473	43%
Net Product Revenue / Gram Sold	$6.44	$5.73	$0.71	12%
Cost of Sales before Fair Value Adj. / Gram Sold	3.01	2.69	0.32	12%

Balance Sheet(3)
Cash and Cash Equivalents	$1,579,231	$2,418,277	$(839,046)	(35%)
Short-Term Investments	744,936	—	744,936	NA
Derivative Liabilities	1,399,594	1,664,275	(264,681)	(16%)
(1)	See “General Matters – Definitions” for information related to Gross Margin before Fair Value Adjustments.
(2)	See “General Matters – Non-IFRS Measures” for information related to Adjusted EBITDA.
(3)	Dollar amounts are as of the last day of the period indicated.

QUARTERLY BUSINESS HIGHLIGHTS AND RECENT DEVELOPMENTS POST QUARTER-END

Strategic Acquisition of U.S. Hemp-Based Products Platform

On August 2, 2019, the Company announced that it has entered into a definitive agreement to acquire four of Redwood Holding Group, LLC’s operating subsidiaries (collectively, “Redwood”) (the “Redwood Acquisition”). Redwood manufactures, markets and distributes hemp-derived CBD infused skincare and other consumer products online and through retail and hospitality partner channels in the United States under the brand, Lord Jones™. Redwood’s products use pure hemp oil that contains natural phytocannabinoids and terpenes found in the plant. Cronos Group plans to use its resources to capitalize on the significant demand to further create and scale hemp-derived consumer products and brands.

Under the terms of the agreement, the Company will acquire Redwood for approximately US$300.0 million, net of Redwood’s estimated cash and debt and subject to a customary working capital adjustment as described in the agreement. US$225.0 million of the total consideration (subject to the foregoing adjustments) will be paid in cash with the balance paid in newly issued Cronos Group common shares based on the average of the volume weighted average trading price of the common shares on NASDAQ on each of the ten consecutive trading days prior to the date of the agreement. Cronos Group will fund the cash portion of the transaction with cash on hand.

The Company expects the transaction to close in the third quarter of 2019, subject to customary closing conditions and regulatory approvals. The transaction has been unanimously approved by the Board of Directors of Redwood Holding Group, LLC and approved by the Company's Board of Directors following the unanimous recommendation of a special committee of independent directors (“Special Committee”). A Special Committee composed entirely of independent directors of the Company was formed to evaluate and make recommendations to the Board of Directors since Michael Gorenstein, Chief Executive Officer and a director of Cronos Group, and Jason Adler, a director of Cronos Group, each hold an indirect interest in Redwood Holding Group, LLC by way of their interest in certain funds affiliated with Gotham Green Partners, which are each limited liability company members of Redwood Holding Group, LLC.

Establishing an efficient global supply chain

Continued expansion of Peace Naturals, Cronos Group’s center of excellence

The Company’s partially-licensed, 286,000 sq. ft. production facility, Building 4, produced its first harvest in December 2018, and all flower rooms were populated in the first half of 2019. The Company anticipates further improvements in yields toward full run-rate capacity as a result of increasing efficiencies over time.

Cronos Israel moves closer to cultivation

The Cronos Israel facility continues to move closer to cultivation. Construction of Cronos Israel’s 45,000 sq. ft. greenhouse was completed in the first half of 2019, while its 17,000 sq. ft. manufacturing facility is expected to be complete in the second half of 2019.

NatuEra is now fully licensed and moves closer to cultivation and manufacture of derivative products

In March 2019, a wholly-owned subsidiary of NatuEra received its last pending license from the Colombian Ministry of Justice and Law to cultivate psychoactive cannabis for (i) production of seeds for cultivation, (ii) production of grain, and (iii) manufacture of derivative products. In April 2019, a wholly-owned subsidiary of NatuEra was registered by the National Narcotics Fund as a manufacturer of cannabis derivative products for national use and export, and in June 2019, such subsidiary was registered by the Colombian Agricultural Institute as a certified psychoactive and non-psychoactive cannabis seed producer. With its licenses received, NatuEra is now in the process of finalizing the design for its cultivation and manufacturing facilities.

Additional capacity for the launch of cannabis derivative products

MediPharm Tolling Agreement

In May 2019, the Company announced a tolling agreement with MediPharm Labs Corp. (“MediPharm”), where the Company may supply bulk quantities of dried cannabis to MediPharm for processing on a fee for service basis into bulk resin or other cannabis oil derivative products.

MediPharm Supply Agreement

In May 2019, the Company announced a take or pay supply agreement with MediPharm for cannabis concentrate (the “MediPharm Supply Agreement”). MediPharm will supply the Company with approximately $30.0 million of cannabis concentrate over 18 months, and, subject to certain renewal and purchase options, potentially up to $60.0 million over 24 months.

Heritage Contract Manufacturing Agreement

In July 2019, the Company entered into a contract manufacturing agreement with Heritage Cannabis Holdings Corp. (“Heritage”), a vertically integrated cannabis producer. Heritage will be responsible for providing cannabis extract and services related to the filling and packaging of vaporizer devices for the Canadian cannabis adult-use and medical markets for the Spinach™ and PEACE NATURALS™ brands. The agreement has a two-year term with an option to extend upon agreement by both parties, at an annual potential contract value of $35.0 million, based on current projections.

Creating and monetizing disruptive intellectual property

Cronos Fermentation

On July 31, 2019, the Company closed the previously announced acquisition (the “Cronos Fermentation Acquisition”) of certain assets from Apotex Fermentation Inc. (“AFI”), including an 84,000 square foot GMP compliant fermentation and manufacturing facility in Winnipeg, Canada. The state-of-the-art facility, which will operate as “Cronos Fermentation”, includes fully equipped laboratories covering microbiology, organic and analytical chemistry, quality control and method development as well as two large scale microbial fermentation production areas with a combined production capacity of 102,000 liters, three downstream processing plants, and bulk product and packaging capabilities. The acquisition is expected to provide the fermentation and manufacturing capabilities Cronos Group needs in order to capitalize on the progress underway with Ginkgo, by enabling the Company to produce the target cannabinoids contemplated under the Ginkgo Collaboration Agreement at commercial scale with high quality and high purity.

AFI is currently overseeing a wind-down of the facility, which is expected to continue through Fall 2019. During this time, the Company expects to begin aligning specifications for the equipment and manufacturing required for the production and downstream processing of cannabinoids. To support this work, the Company expects a team of engineers, scientists, production and quality assurance personnel currently working at the facility to join Cronos Group.

Commercial production at the facility is subject to completion of the equipment alignment for cannabinoid-based production, the receipt of the appropriate licenses from Health Canada for the production of cultured cannabinoids under the Cannabis Act and the achievement of milestones under the Ginkgo Strategic Partnership.

Enhancing our leadership team, governance and control

New Chief Innovation Officer

In July 2019, Dr. Todd Abraham was appointed as the Company’s Chief Innovation Officer. Dr. Abraham will be responsible for advancing the Company's research and development initiatives in cannabinoids with a focus on identifying new disruptive technologies and adopting best practices and innovations from adjacent consumer goods industries.

He joins the Company after 17 years with Mondelēz International, where he most recently served as Senior Vice President, Research and Nutrition and Vice President, Global Research and Technology Strategy. In these roles, Dr. Abraham was responsible for worldwide technology development and strategy, scientific screening, nutritional science and communication, consumer guidance testing, analytical programs, R&D training and intellectual property strategy for a $35 billion multi-national business.

RESULTS OF OPERATIONS

Selected Financial Results

The following table summarizes the selected financial results for the periods indicated.

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Net Revenue	$10,237	$3,394	$6,843	202%	$16,707	$6,339	$10,368	164%
Cost of Sales	4,295	(2,952)	7,247	(245%)	(2,552)	(1,935)	(617)	32%
Gross Profit	5,942	6,346	(404)	(6%)	19,259	8,274	10,985	133%
Operating Expenses	26,287	5,856	20,431	349%	40,162	9,962	30,200	303%
Operating Loss	(20,345)	490	(20,835)	(4,252%)	(20,903)	(1,688)	(19,215)	1,138%
Other Income	270,978	(34)	271,012	(797,094%)	701,786	206	701,580	340,573%
Income (Loss) before Income Taxes	250,633	456	250,177	54,863%	680,883	(1,482)	682,365	(46,044%)
Deferred Income Tax Expense (Recovery)	(335)	(267)	(68)	25%	2,222	(1,155)	3,377	(292%)
Net Income (Loss)	250,968	723	250,245	34,612%	678,661	(327)	678,988	(207,642%)
Other Comprehensive Income (Loss)	(104)	39	(143)	(367%)	16	4	12	300%
Comprehensive Income (Loss)	250,864	762	250,102	32,822%	678,677	(323)	679,000	(210,217%)

Altria Investment Derivative Liabilities

The Company records derivative liabilities associated with the Altria Warrant and Altria Anti-Dilution Rights (the “Derivative Liabilities”) at fair value at the end of each reporting period. Significant volatility in reported net income may result from quarterly adjustments to the fair value of Derivative Liabilities, which is primarily driven by movement in Cronos Group’s stock price. Fair value adjustments to Derivative Liabilities is a non-cash item.

At June 30, 2019, the Company recorded $1.4 billion in Derivative Liabilities, resulting in an unrealized gain on revaluation of Derivative Liabilities of $263.9 million (2018 - nil) in other income for Q2 2019 and $700.3 million (2018 - nil) for YTD 2019. See note 13 “Derivative liabilities” to the Interim Financial Statements for additional information.

Net Revenue

The following table sets forth net revenue, kilograms sold, and average net selling price per gram sold by product type for the periods indicated.

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Net Revenue
Dried Cannabis	$8,153	$2,715	$5,438	200%	$13,054	$5,335	$7,719	145%
Cannabis Oil	2,053	636	1,417	223%	3,520	891	2,629	295%
Product Revenue	10,206	3,351	6,855	205%	16,574	6,226	10,348	166%
Other	31	43	(12)	(28%)	133	113	20	18%
Total Net Revenue	10,237	3,394	6,843	202%	16,707	6,339	10,368	164%

Kilograms Sold
Dried Cannabis	1,317	416	901	217%	2,223	894	1,329	149%
Cannabis Oil	267	61	206	338%	472	84	388	462%
Total Kilograms Sold	1,584	477	1,107	232%	2,695	978	1,717	176%

Avg. Net Selling Price Per Gram Sold
Dried Cannabis	$6.19	$6.53	$(0.34)	(5%)	$5.87	$5.97	$(0.10)	(2%)
Cannabis Oil	7.69	10.43	(2.74)	(26%)	7.46	10.61	(3.15)	(30%)
Product Revenue	6.44	7.03	(0.59)	(8%)	6.15	6.37	(0.22)	(3%)

Results for Q2 2019 compared to Q2 2018

For Q2 2019, the Company reported net revenue of $10.2 million as compared to $3.4 million for Q2 2018, representing an increase of $6.8 million, or 202%. This change was primarily due to:

•	sales into the domestic adult-use market, which did not exist in Q2 2018;
•	growth in domestic sales of dried cannabis, which represented approximately 76% of net revenue in Q2 2019; and
•	strong growth in cannabis oil revenue, which represented approximately 20% of net revenue in Q2 2019.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported net revenue of $16.7 million as compared to $6.3 million for YTD 2018, representing an increase of $10.4 million, or 164%. This change was primarily due to:

•	increased capacity and yield developments resulting in sale of 2,695 kilograms for YTD 2019 compared to 978 kilograms for YTD 2018;
•	launch and continued growth of the adult-use market; and
•	strong growth in the domestic dried cannabis market.

Cost of Sales and Gross Profit

Cost of sales and gross profit for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Cost of Sales
Cost of Sales before Fair Value Adjustments	$4,762	$1,254	$3,508	280%	$7,746	$2,821	$4,925	175%
Gross Profit before Fair Value Adjustments(1)	5,475	2,140	3,335	156%	8,961	3,518	5,443	155%
Fair Value Adjustments
Unrealized Change in Fair Value of Biological Assets	(4,024)	(6,831)	2,807	(41%)	(17,577)	(9,575)	(8,002)	84%
Realized Fair Value Adjustments on Inventory Sold	3,557	2,625	932	36%	7,279	4,819	2,460	51%
Total Fair Value Adjustments	(467)	(4,206)	3,739	(89%)	(10,298)	(4,756)	(5,542)	117%
Gross Profit	5,942	6,346	(404)	(6%)	19,259	8,274	10,985	133%

Gross Margin before Fair Value Adjustments(1)	53%	63%	--	--	54%	55%	--	--
Gross Margin	58%	187%	--	--	115%	131%	--	--

Cost of Sales before Fair Value Adj. / Gram Sold	$3.01	$2.63	$0.38	14%	$2.87	$2.88	$(0.01)	(0%)
(1)	See “General Matters – Definitions” for information related to Gross Profit and Gross Margin before Fair Value Adjustments.

Cost of sales before fair value adjustments consists of two main categories:

•

Production costs. These costs are capitalized to biological assets as costs directly attributable to growing the plants to the point of harvest, transferred to inventory upon harvest and recognized in cost of sales when the inventory is sold. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labor, property taxes, and depreciation of equipment used in the growing process.

•

Processing costs. These costs are capitalized to inventory and then recognized in cost of sales when the inventory is sold. These costs represent post-harvest costs incurred to bring harvested cannabis to its saleable condition, which include drying and curing, testing and packaging, and overhead allocation.

Fair value adjustments consist of two main categories:

•

Unrealized Change in Fair Value of Biological Assets. This line item represents the effect of the non-cash fair value adjustments of biological assets produced in the period, excluding capitalized production costs.

•

Realized Fair Value Adjustments on Inventory Sold. This line item represents the effect of the non-cash fair value adjustments capitalized to inventory being recognized in the statement of operations as the corresponding inventory is sold.

Results for Q2 2019 compared to Q2 2018

For Q2 2019, the Company reported gross profit before fair value adjustments of $5.5 million as compared to $2.1 million for Q2 2018, representing an increase of $3.3 million, or 156%. Gross margin before fair value adjustments decreased from 63% for Q2 2018 to 53% for Q2 2019. Drivers of these variances are set forth below:

•	increase in gross profit before fair value adjustments was largely driven by both an increase in kilograms sold and an increase in net revenue as described above; and
•	decrease in gross margin before fair value adjustments was largely driven by an increase in excise taxes that did not exist during Q2 2018.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported gross profit before fair value adjustments of $9.0 million as compared to $3.5 million for YTD 2018, representing an increase of $5.4 million, or 155%. Gross margin before fair value adjustments decreased from 55% for YTD 2018 to 54% for YTD 2019. Drivers of these variances are set forth below:

•	increase in gross profit before fair value adjustments was largely driven by both an increase in kilograms sold and an increase in net revenue as described above; and
•	decrease in gross margin before fair value adjustments was largely driven by an increase in excise taxes that did not exist during YTD 2018.

Operating Expenses

Operating expenses for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Operating Expenses
Sales and Marketing	$5,358	$364	$4,994	1,372%	$6,858	$950	$5,908	622%
Research and Development	3,076	—	3,076	NA	4,633	—	4,633	NA
General and Administrative	15,176	4,219	10,957	260%	24,787	6,680	18,107	271%
Share-Based Payments	2,002	950	1,052	111%	2,739	1,724	1,015	59%
Depreciation and Amortization	675	323	352	109%	1,145	608	537	88%
Total Operating Expenses	26,287	5,856	20,431	349%	40,162	9,962	30,200	303%

As a Percentage of Net Revenue
Sales and Marketing	52%	11%	--	--	41%	15%	--	--
Research and Development	30%	NA	--	--	28%	NA	--	--
General and Administrative	148%	124%	--	--	148%	105%	--	--
Share-Based Payments	20%	28%	--	--	16%	27%	--	--
Depreciation and Amortization	7%	10%	--	--	7%	10%	--	--
Total Operating Expenses	257%	173%	--	--	240%	157%	--	--

Results for Q2 2019 compared to Q2 2018

For Q2 2019, the Company reported total operating expenses of $26.3 million as compared to $5.9 million for Q2 2018, representing an increase of $20.4 million, or 349%. This change was primarily due to:

•	an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, legal fees, and accounting fees;
•	higher marketing costs to build and develop our brands;
•	increased staffing levels across functions including procurement, information technology, sales and marketing, and operations, in line with the Company’s growth strategy; and
•	R&D expenses related to the Ginkgo Strategic Partnership and Technion research agreement.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported total operating expenses of $40.2 million as compared to $10.0 million for YTD 2018, representing an increase of $30.2 million, or 303%. This change was primarily due to:

•	an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, legal fees, and accounting fees;
•	higher marketing costs to build and develop our brands;
•	increased staffing levels across functions including procurement, information technology, sales and marketing, and operations, in line with the Company’s growth strategy; and
•	R&D expenses related to the Ginkgo Strategic Partnership and Technion research agreement.

Other Income

Other income for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Other Income
Interest Income (Expense)	$12,531	$(37)	$12,568	(33,968%)	$15,251	$(59)	$15,310	(25,949%)
Financing and Transaction Costs	(4,505)	—	(4,505)	NA	(34,066)	—	(34,066)	NA
Gain on Revaluation of Derivative Liabilities	263,943	—	263,943	NA	700,326	—	700,326	NA
Share of Income (Loss) from Investments in Equity Accounted Investees	(991)	3	(994)	(33,133%)	(1,255)	44	(1,299)	(2,952%)
Gain on Disposal of Whistler	—	—	—	NA	20,606	—	20,606	NA
Gain on Other Investments	—	—	—	NA	924	221	703	318%
Total Other Income	270,978	(34)	271,012	(797,094%)	701,786	206	701,580	340,573%

Results for Q2 2019 compared to Q2 2018

For Q2 2019, the Company reported total other income of $271.0 million as compared to other expenses of $0.034 million for Q2 2018, representing an increase in income of $271.0 million. This change was primarily due to:

•	an increase in interest income (expense) due to interest earned on funds received from the Altria Investment;
•	transaction and financing costs in Q2 2019, which include costs related to the Cronos Fermentation Acquisition and the Redwood Acquisition; and
•	a gain on the revaluation of the Derivative Liabilities.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported total other income of $701.8 million as compared to $0.2 million for YTD 2018, representing an increase in income of $701.6 million. This change was primarily due to:

•	an increase in interest income (expense) due to interest earned on funds received from the Altria Investment;
•	transaction and financing costs in YTD 2019, which include costs related to the Altria Strategic investment, the Cronos Fermentation Acquisition and the Redwood Acquisition; and
•	a gain on the revaluation of the Derivative Liabilities.

Deferred Income Tax Expense

Results for Q2 2019 compared to Q2 2018

The Company recorded a deferred income tax recovery of $0.3 million in Q2 2019 as compared to a recovery of $0.3 million in Q2 2018. The effective tax rate for Q2 2019 was (0%) as compared to (59%) in Q2 2018.

Results for YTD 2019 compared to YTD 2018

The Company recorded a deferred income tax expense of $2.2 million in YTD 2019 as compared to a recovery of $1.2 million in YTD 2018. The effective tax rate in YTD 2019 was 0% as compared to 78% in YTD 2018.

The effective tax rate differs from the Company’s statutory tax rate due to the non-taxable gain on revaluation of Derivative Liabilities. The Altria Warrant, pre-emptive rights and top-up rights issued in connection with the Altria Investment would currently be settled through the issuance of shares of the Company if exercised by Altria, which is not expected to result in a taxable gain or loss to the Company.

Comprehensive Income (Loss)

Comprehensive income (loss) for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2019	2018	$	%	2019	2018	$	%
Comprehensive Income (Loss)	$250,864	$762	$250,102	32,822%	$678,677	$(323)	$679,000	(210,217%)

Results for Q2 2019 compared to Q2 2018

For Q2 2019, the Company reported comprehensive income of $250.9 million as compared to a comprehensive income of $0.8 million for Q2 2018, representing an increase of $250.1 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Results for YTD 2019 compared to YTD 2018

For YTD 2019, the Company reported comprehensive income of $678.7 million as compared to a comprehensive loss of $0.3 million for YTD 2018, representing an increase of $679 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Reconciliation of Non-IFRS Measures

A reconciliation of Adjusted EBIT and Adjusted EBITDA to net income, the most directly comparable IFRS measure, is presented in the following table.

($ in 000s)	Second	First	Second
	Quarter	Quarter	Quarter
	2019	2019	2018
Net Income (Loss)	$250,968	$427,693	$723
Adjustments
Interest (Income) Expense	(12,531)	(2,720)	37
Deferred Income Tax Expense (Recovery)	(335)	2,557	(267)
Share-Based Payments	2,002	737	950
Unrealized Change in Fair Value of Biological Assets	(4,024)	(13,553)	(6,831)
Realized Fair Value Adjustments on Inventory Sold	3,557	3,722	2,625
Financing and Transaction Costs	4,505	29,561	—
Gain on Revaluation of Derivative Liabilities	(263,943)	(436,383)	—
Share of Loss (Income) from Investments in Equity Accounted Investees	991	264	(3)
Gain on Disposal of Whistler	—	(20,606)	—
Gain on Other Investments	—	(924)	—
Adjusted EBIT	(18,810)	(9,652)	(2,766)
Depreciation and Amortization	1,038	705	370
Adjusted EBITDA	(17,772)	(8,947)	(2,396)

Below is the reconciliation of Adjusted EBIT and Adjusted EBITDA to net income for six months ended June 30, 2019 and 2018.

($ in 000s)	Six Months Ended
	June 30,
	2019	2018
Net Income (Loss)	$678,661	$(327)
Adjustments
Interest (Income) Expense	(15,251)	59
Deferred Income Tax Expense (Recovery)	2,222	(1,155)
Share-Based Payments	2,739	1,724
Unrealized Change in Fair Value of Biological Assets	(17,577)	(9,575)
Realized Fair Value Adjustments on Inventory Sold	7,279	4,819
Financing and Transaction Costs	34,066	—
Gain on Revaluation of Derivative Liabilities	(700,326)	—
Share of Loss (Income) from Investments in Equity Accounted Investees	1,255	(44)
Gain on Disposal of Whistler	(20,606)	—
Gain on Other Investments	(924)	(221)
Adjusted EBIT	(28,462)	(4,720)
Depreciation and Amortization	1,743	824
Adjusted EBITDA	(26,719)	(3,896)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected quarterly financial information for the last eight quarters.

($ in 000s, except per share data)	FY 2019		FY 2018				FY 2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Revenue	$10,237	$6,470	$5,604	$3,760	$3,394	$2,945	$1,611	$1,314
Net Income (Loss)	250,968	427,693	(11,607)	(7,271)	723	(1,050)	2,063	1,098
Comprehensive Income (Loss)	250,864	427,812	(11,797)	(7,035)	762	(1,085)	667	1,096

Basic Earnings Per Share	$0.75	$1.95	$(0.06)	$(0.04)	$—	$(0.01)	$0.01	$0.01
Diluted Earnings Per Share	0.22	0.48	(0.06)	(0.04)	—	(0.01)	0.01	0.01

The Company does not exhibit any material seasonality over its fiscal year. For further information on changes in income statement data, please see “Results of Operations” in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of June 30, 2019, the Company had $1.58 billion in cash and cash equivalents and $0.7 billion in short term investments.

Summary of Cash Flows

The major components of the Company’s statements of cash flows for the periods indicated are as follows:

($ in 000s)	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	$ Change	2019	2018	$ Change
Cash and Cash Equivalents Used in Operating Activities	$(57,428)	$(6,866)	$(50,562)	$(75,983)	$(20,629)	$(55,354)
Cash and Cash Equivalents Used in Investing Activities	(781,789)	(30,161)	(751,628)	(787,228)	(38,286)	(748,942)
Cash and Cash Equivalents Provided by Financing Activities	726	94,268	(93,542)	2,409,864	139,316	2,270,548
Net Change in Cash and Cash Equivalents	(838,491)	57,241	(895,732)	1,546,653	80,401	1,466,252

Q2 2019 Cash Flows

Operating Activities. During Q2 2019, $57.4 million of cash was used by operating activities as compared to $6.9 million in Q2 2018, representing an increase of $50.5 million in cash used in operating activities. This change is primarily driven by a $7.1 million change in net income adjusted for non-cash items and a $43.4 million increase in the net change in non-cash working capital.

Investing Activities. During Q2 2019, the Company used $781.8 million (2018 – $30.2 million) of cash in investing activities, primarily due to purchases of short-term investments of $744.9 million (2018 – nil). In addition, advances to joint ventures and loan receivable of $21.8 million (2018 – $0.4 million), as well as $14.4 million (2018 – $30.0 million) in capital expenditures related primarily to Cronos Israel and Building 4, also contributed to the cash used in investing activities.

Financing Activities. During Q2 2019, cash provided by financing activities was $0.7 million, primarily due to the proceeds from exercise of warrants and options as well as the Top-up Rights of $1.6 million (2018 – nil), which were partially offset by withholding taxes paid on share appreciation rights of $0.6 million. In Q2 2018, cash provided by financing activities was $94.3 million, primarily due to $93.7 million in net proceeds from the April 2018 Bought Deal.

YTD 2019 Cash Flows

Operating Activities. During YTD 2019, $76.0 million of cash was used by operating activities as compared to $20.6 million in YTD 2018, representing an increase of $55.4 million in cash used in operating activities. This change is primarily driven by a $41.5 million increase in net income adjusted for non-cash items and a $13.9 million increase in the net change in non-cash working capital.

Investing Activities. During YTD 2019, the Company used $787.2 million (2018 – $38.3 million) of cash in investing activities, primarily due to purchases of short term investments of $744.9 million (2018 – nil). In addition, advances to joint ventures and loan receivable of $37.6 million (2018 – $1.3 million), $27.9 million (2018 – $37.7 million) in capital expenditures related primarily to Cronos Israel and Building 4, which were partially offset by proceeds from the sale of other investments of $26.1 million (2018 - $1.0 million), also contributed to the cash used in investing activities.

Financing Activities. During YTD 2019, cash provided by financing activities was $2,409.9 million, primarily due to the $2,434.8 million in proceeds from the strategic investment from Altria and partially offset by the repayment of the $21.3 million construction loan payable. During YTD 2018, cash provided by financing activities was $139.3 million, primarily due to $42.9 million in net proceeds from the January 2018 Bought Deal (as defined herein) and $93.7 million in net proceeds from the April 2018 Bought Deal.

In January 2018, the Company closed a bought deal pursuant to which the Company issued a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate proceeds of approximately $46.0 million (before taking into account any commissions, fees, or expenses) (the “January 2018 Bought Deal”).

Capital Resources

Debt

In August 2017, the Company entered into a senior secured loan, to be funded by way of multiple advances, for up to $40.0 million in committed capital (the “Romspen Construction Loan”) with Romspen Investment Corporation. In January 2019, the Romspen Construction Loan was fully repaid. See note 12 “Construction loan payable” to the Interim Financial Statements for additional information.

In January 2019, the Company entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65.0 million secured non-revolving term loan credit facility (the “Credit Facility”). In connection with closing the Credit Facility, the Company used funds available under the Credit Facility to fully repay the Romspen Construction Loan. In March 2019, the Credit Facility was repaid in full by the Company with a portion of the proceeds from the Altria Investment.

Contractual Obligations

As of June 30, 2019, the Company had the following contractual obligations:

($ in 000s)	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Lease Obligations Recognized	$5,445	$797	$—	$2,977	$1,671
Lease Obligations Not Recognized	8,565	171	—	1,335	7,059
Purchase Obligations	54,355	30,875	23,480	—	—
Derivative Liabilities	1,399,594	1,399,594	—	—	—
Other Long-Term Liabilities	2,249	—	—	2,249	—
Total Contractual Obligations	1,470,208	1,431,437	23,480	6,561	8,730

Lease obligations recognized relate to the Company’s headquarters and equipment leases. Lease obligations not recognized relate to the Company’s future lease commitments for its headquarters and leases with a maturity of less than one year. Purchase obligations relate to R&D commitments associated with the Ginkgo Strategic Partnership, the Technion research agreement and the MediPharm Supply Agreement. Derivative Liabilities represent obligations related to the Altria Strategic Investment. See note 13 “Derivative liabilities” to the Interim Financial Statements for more information related to Derivative Liabilities. Other long-term liabilities represent obligations to non-controlling interests.

Equity

During Q1 2019, in connection with the closing of the Altria Investment, the Company issued 149,831,154 common shares to Altria at a price of $16.25 per common share and the Altria Warrant for aggregate gross proceeds of approximately $2.4 billion (before taking into account any commissions, fees or expenses).

Use of Proceeds

In April 2018, the Company closed a bought deal offering pursuant to which the Company issued a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate proceeds of approximately $100.0 million (before taking into account any commissions, fees or expenses) (the “April 2018 Bought Deal”). Below is a reconciliation of the manner in which the net proceeds from the April 2018 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated March 29, 2018 (the “March 2018 Final Prospectus”).

Disclosure in the March 2018 Final Prospectus	Use of Proceeds
$10,000,000 for its proportionate share of capital expenditures relating to construction and operating expenses of Cronos Australia in connection with Phase I of Cronos Australia.

The Company has applied $1.8 million of the net proceeds of the April 2018 Bought Deal for construction and operating expenses of Cronos Australia.

The Company has applied the full remaining $8.2 million for general construction costs and general working capital purpose of the Company. Originally, the remaining $8.2 million of the net proceeds was expected to be used for construction and operating expenses of Cronos Australia.

$5,000,000 to purchase equipment for use in Cronos Israel’s greenhouse and manufacturing facility for Phase I of Cronos Israel.	The Company applied the full $5.0 million of the net proceeds of the April 2018 Bought Deal to the construction of Cronos Israel’s greenhouse and manufacturing facility.

The remaining net proceeds for general working capital purposes, including working capital for the Company’s international operations, and as capital on hand for potential new investment opportunities.

The Company applied the full remaining $79.3 million of the net proceeds of the April 2018 Bought Deal (which takes into account the Company’s expenses in relation to the April 2018 Bought Deal) to general construction costs and equipment for Building 4, the modular lab, and the Peace Naturals Greenhouse and general working capital purposes.

The Company applied $5.5 million to the previously disclosed $8.0 million in related construction and equipment expenditures associated with the greenhouse and manufacturing facility for Phase I of Cronos Israel. The total amount attributable to Phase I of the Cronos Israel greenhouse and manufacturing facility is $15.0 million, consisting of $8.0 million identified above along with $5.0 million from the April 2018 Bought Deal and $2.0 million from the January 2018 Bought Deal. The remaining $2.5 million of the net proceeds has instead been applied fully to general construction costs and equipment and is included in the $79.3 million disclosed above.

In addition, $24.0 million of the net proceeds was previously expected to be used for R&D milestone payments associated with the Ginkgo Strategic Partnership. However, the Company instead applied $18.8 million of these net proceeds to general construction costs and equipment for Building 4, which is included in the $79.3 million identified above.

Financial Condition

The Company’s primary need for liquidity is to fund operations and capital expenditures. Cronos Group’s ability to fund operations and capital expenditures depends on, among other things, future operating performance and cash flows that are subject to general economic conditions and financial and other factors, including factors beyond the Company’s control.

Historically, the Company has primarily funded its operations through debt and equity financings. The Company believes that cash on hand will be sufficient to satisfy its operational needs through at least the next 12 months.

SHARE INFORMATION

The issued and outstanding common shares, along with shares potentially issuable, are as follows as of the date indicated below.

(Actual shares)	As at August 7, 2019
Issued and Outstanding Shares
Common Shares	336,151,502
Total Issued and Outstanding Shares	336,151,502
Potentially Issuable Shares
Stock Options	13,979,012
Warrants	18,066,662
Altria Warrants	74,700,333
Exercisable Top-up Rights	2,514,459
Total Potentially Issuable Shares	109,260,466

Total Outstanding and Potentially Issuable Shares	445,411,968

LEGAL PROCEEDINGS

As of the date of this MD&A, we are subject to three ongoing claims for damages. See note 19 “Commitments and contingencies” to the Interim Financial Statements for further discussions on our legal proceedings. We believe that all allegations in each proceeding are without merit and plan to vigorously defend ourselves; accordingly, no provision for loss has been recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

As of the date of this MD&A, we have the following financial instruments: cash and cash equivalents, interest receivable, accounts receivable, advances to joint ventures, other investments, accounts payable and other liabilities, holdbacks payable, derivative liabilities and due to non-controlling interests. These financial instruments were not used in any hedging activities. See note 22 “Financial instruments” to the Interim Financial Statements for the assessment of related risks.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has engaged in transactions with related parties as follows:

($ in 000s)	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Key Management Compensation(1)
Short-Term Employee Benefits, Including Salaries and Fees	$296	$168	$496	$335
Share-Based Payments	987	356	1,213	695
Total Key Management Compensation	1,283	524	1,709	1,030
(1)	Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors.

During Q2 2019 and YTD 2019, 1,180,160 options (2018 - 150,000 options) were issued to key management. As at June 30, 2019 and December 31, 2018, there were no balances payable to members of key management. During Q2 2019, no options (2018 – 400,000 options) were issued to directors of the Company, excluding a director who was also a member of key management, and share-based payments of $0.4 million (2018 – $0.2 million) were recognized. During YTD 2019, no options (2018 – 550,000 options) were issued to directors of the Company, excluding a director who was also a member of key management, and shared-based payment of $0.6 million (2018 – $0.5 million) were recognized.

During Q2 2019 and YTD 2019, the Company accrued $1.4 million (2018 – nil), to Altria Ventures Inc. for consulting services.

During Q2 2019 and YTD 2019, the Company purchased machinery and equipment amounting to $1.5 million ($4.3 million ILS) from Altria Israel Ltd.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

Except as noted below, the IASB has not issued any new standards, amendments to standards, or interpretations that have impacted the Company during Q2 2019. Our adoption of previously issued new standards, amendments to standards, and interpretations are set forth below.

IFRS 16, Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases, predominantly IAS 17, Leases. The Company has applied IFRS 16 with an initial application date of January 1, 2019, in accordance with the transitional provisions specified in IFRS 16. As a result, the Company has changed its accounting policy for lease contracts as detailed in note 3 “Adoption of new accounting pronouncements” to the Interim Financial Statements. The Company has applied the following two practical expedients. First, the Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019. Second, on transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, and IFRS Interpretations Committee (“IFRIC”), Determining whether an arrangement contains a lease, were not reassessed for whether there is a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has elected to measure the right-of-use assets at the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application. For the lease previously classified as a finance lease under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application is equal to the carrying amount of the leased asset and lease liability immediately before the date of initial application.

IFRIC 23, Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 became effective for fiscal years beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of its effective date and has assessed no significant impact as a result of the adoption of this interpretation.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”), as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Management has designed DC&P and ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed, under the supervision of the CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

As at June 30, 2019, management concluded that the DC&P and ICFR were adequate and provide such reasonable assurances.

Changes in Internal Control Over Financial Reporting

Management has consistently embraced the importance of a robust ICFR program. In the ordinary course of business, we review our ICFR system and make changes to our applications and processes to improve such controls and increase efficiency, while ensuring that we maintain an adequate internal control environment. During Q2 2019, there were no changes in our ICFR that have materially affected, or are reasonably likely to materially affect, our ability to certify the design of our ICFR.

Limitations of Controls and Procedures

Because of its inherent limitations, any DC&P and ICFR system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system is meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to error or fraud, if any. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RISKS AND UNCERTAINTIES

We are subject to various risks that could have a material impact on us, our financial performance, condition and outlook. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of our securities could be materially and adversely affected. These risks include, but are not limited to, the following risks:

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We are reliant on our licenses, authorizations, approvals and permits for our ability to grow, store and sell cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements, including significant regulation under the Cannabis Act as well as various provincial, territorial and municipal legislation.

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Our ability to continue to grow, process, store and sell medical cannabis and participate in the Canadian medical and adult-use cannabis markets is dependent on the maintenance and validity of our licenses from Health Canada, and in particular the Peace Naturals Production License, the Peace Naturals Drug License and the OGBC Production License.

•	We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.
•	License holders, including our License Holders, are constrained by law in their ability to produce and market products.
•	The laws, regulations and guidelines generally applicable to the cannabis industry are changing and may change in ways currently unforeseen by us.
•	Changes in the regulations governing cannabis outside of Canada may adversely impact our business.
•	There can be no assurance that the legislation governing adult-use cannabis in Canada will allow for growth.
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The effect of the legalization of adult-use cannabis in Canada on the medical cannabis industry is still uncertain, and it may have a significant negative effect upon our medical cannabis business if our existing or future medical-use customers decide to purchase products available in the adult-use market instead of purchasing medical-use products from us.

•	We may be unsuccessful in competing in the legal adult-use cannabis market in Canada.
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Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

•	Our expansion into jurisdictions outside of Canada is subject to risks.
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Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries, including varying degrees of political, legal and economic risk.

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If we choose to engage in other R&D activities outside of Canada, controlled substance and other legislation and treaties may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

•	Our use of joint ventures may expose us to risks associated with jointly owned investments.
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There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

•	We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.
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Our existing production facilities in Canada are integral to our operations and any adverse changes or developments affecting our facilities may impact our business, financial condition and results of operations.

•	We may not successfully execute our production capacity expansion strategy.
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The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

•	The Canadian excise duty framework may affect profitability.
•	We are dependent on our senior management.
•	We may be subject to product liability claims.
•	Our products may be subject to recalls.

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We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.

•	We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.
•	We may not be able to successfully develop new products or find a market for their sale.
•	The technologies, process and formulations we use may face competition or become obsolete.
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Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existent clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

•	We may fail to retain existing customers or acquire new customers.
•	We may not be able to achieve or maintain profitability and may continue to incur losses in the future.
•	We may not be able to secure adequate or reliable sources of funding required to operate our business.
•	The adult-use cannabis market in Canada may become oversupplied following the recent implementation of the Cannabis Act and the related legalization of cannabis for adult-use.
•	We must rely largely on our own market research to forecast sales and market demand which may not materialize.
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We may experience breaches of security at our facilities or fraudulent or unpermitted data access or other cyber-security breaches, which may cause our customers to lose confidence in our security and data protection measures and may expose us to risks related to breaches of applicable privacy laws.

•	If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.
•	We may become involved in regulatory or agency proceedings, investigations and audits.
•	We may be subject to, or prosecute, litigation in the ordinary course of business.
•	We may not be able to successfully manage our growth.
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We may compete for market share with other companies, both domestically and internationally, that may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

•	We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.
•	We may not supply the provinces and territories of Canada with our products in the quantities anticipated, or at all.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.
•	U.S. border officials could deny entry into the U.S. to our management, employees and/or investors.
•	Our cannabis cultivation operations are subject to risks inherent in an agricultural business.
•	Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.
•	We are vulnerable to third party transportation risks.
•	We are subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.
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We will seek to maintain adequate insurance coverage in respect of the risks we face, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover our potential liabilities.

•	We are subject to certain restrictions of the TSX which may constrain our ability to expand our business internationally.
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Failure to establish and maintain effective internal control over financial reporting may result in us not being able to accurately report our financial results, which could result in a loss of investor confidence and adversely affect the market price of our common shares.

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We are subject to risks related to the protection and enforcement of our intellectual property rights and may become subject to allegations that we are in violation of intellectual property rights of third parties.

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We license some intellectual property rights, and the failure of the owner of such intellectual property to properly maintain or enforce the intellectual property underlying such licenses could have a material adverse effect on our business, financial condition and performance.

•	Conflicts of interest may arise between us and our directors and officers, including as a result of the continuing involvement of certain of our directors with Altria and its affiliates.
•	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement and/or comply with any such changes.
•	Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.
•	The inability of our counterparties and customers to meet their financial obligations to us may result in financial losses.

•	Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.
•	Altria has significant influence over us following the closing of the Altria Investment.
•	We have discretion in the use of net proceeds from the Altria Investment and may not use them effectively.
•	We may not realize the benefits of our strategic partnership with Altria, which could have an adverse effect on our business and results of operations.
•	Any common shares issued pursuant to the exercise of the Altria Warrant will dilute shareholders.
•	Altria’s significant interest in the Company may impact the liquidity of the common shares.
•	The change of control provisions in certain of our existing or future contractual arrangements may be triggered upon the exercise of the Altria Warrant in part or in full.
•	Future sales of our common shares by Altria could cause the market price for our common shares to fall.
•	The market price for our securities may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond our control.
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We are eligible to be treated as an “emerging growth company”, as defined in the Jumpstart Our Business Startups (JOBS) Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

•	We incur increased costs as a result of being a public company in the U.S., and our management is required to devote substantial time to U.S. public company compliance programs.
•	As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
•	We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
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We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of our securities.

•	A substantial number of our securities are owned by a limited number of existing shareholders.
•	It is not anticipated that any dividend will be paid to holders of common shares for the foreseeable future.
•	Investors in the U.S. may have difficulty bringing actions and enforcing judgments against us and others based on securities law civil liability provisions.
•	If we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. holders of our common shares.
•	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

A more detailed description of certain risks associated with the Company can be found under the heading “Risk Factors” in the AIF.

Additional Risks Relating to the Redwood Acquisition and the Company’s U.S. Hemp Operations

The closing of the Redwood Acquisition is subject to customary closing conditions and regulatory approvals. As such, there is no assurance the Redwood Acquisition will be completed or, if completed, will be on terms that are exactly the same as currently anticipated. In addition, while the Company believes that the Redwood Acquisition will provide certain benefits to the Company and its shareholders, there is a risk that some or all of the expected benefits of the Redwood Acquisition may fail to materialize or may not occur within the time periods anticipated by the Company.

If consummated, following the closing of the Redwood Acquisition, the Company will face certain challenges with respect to the development, manufacturing, marketing, distribution and sale of hemp-derived cosmetic products and other hemp-derived consumer products in the U.S. consistent with applicable law, because of a number of factors, including, but not limited to, the fact that hemp is derived from the cannabis plant, the rapidly-evolving patchwork of federal, state and local laws governing hemp and hemp-derived CBD and the scope of such laws, including the FDA’s position that CBD is prohibited from use as an ingredient in food or dietary supplements.

If consummated, following closing of the Redwood Acquisition, continuing the Redwood business in the U.S. and engaging in other hemp-related business activities, if any, in the U.S., a country in which the Company currently has no operations, subjects the Company to risks that the Company does not face to the same degree as it currently does in Canada and the other jurisdictions where the Company currently has operations, including, among others: potential adverse tax consequences; reduced or varied protection for intellectual property rights; differing levels of social acceptance of CBD and hemp products and offerings in the U.S.; and legal uncertainty regarding the development, manufacturing, marketing, distribution and sale of hemp-derived products in the U.S. and potential liability for the actions of consumers and third parties, including uncertainty resulting from a lack of clear guidance at the federal, state and local levels and a lack of clear legal precedent with respect to such matters.

Legislative and regulatory uncertainties, along with difficulties concerning potential enforcement activities by U.S. federal, state and local governments (or discretion exercised thereby), will represent significant risks concerning the Company’s U.S. hemp-related business activities. These risks also include, but are not limited to: positions asserted by the FDA concerning products containing derivatives from hemp; uncertainty surrounding the characterization of cannabinoids as a dietary ingredient by the FDA; the risk of changes in the regulatory framework and in the interpretation of applicable laws and regulations at a federal, state and local level; changes in current public support for favorable legislative action at the state and federal levels; and enforcement activities by federal, state and/or local law enforcement and regulatory authorities under the auspice of individual state law and local law, regardless of any potential conflict thereby with federal law.

If consummated, following the closing of the Redwood Acquisition, if the Company’s hemp-related business activities in the United States, including the continuation of the Redwood business, are found to be in violation of any of U.S. federal, state or local laws or any other governmental regulations, the Company may be subject to warning letters, fines, penalties, administrative sanctions, settlements, injunctions, product recalls and/or other enforcement actions arising from civil proceedings initiated that could adversely affect the Company’s business and financial results. In the event the Company’s U.S. hemp-related operations are found to be in violation of U.S. federal, state or local laws or any other governmental regulations, the profits or revenues derived therefrom could be subject to money laundering statutes, including the Money Laundering Control Act, which could result in significant disruption to our U.S. hemp-related business operations and involve significant costs, expenses or other penalties. Compliance with applicable legal and regulatory requirements may adversely impact the business, results of operations and financial position of the Company. The Company’s suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, on which the Company’s operations rely.

Upcoming Change in Issuer’s GAAP

Effective December 31, 2019, the Company will become a domestic issuer under the rules of the U.S. Securities and Exchange Commission, and will no longer qualify as a “foreign private issuer” under those rules. As a result, we will have to prepare our December 31, 2019 audited annual financial statements in accordance with US GAAP, with such change being applied retrospectively. The extent of the impact of this change in accounting framework has not yet been determined. We will report our third quarterly results for 2019 under IFRS as issued by the International Accounting Standards Board and intend to provide further guidance over the year on the impacts of converting to US GAAP.

ADDITIONAL INFORMATION

Our Canadian filings, including the AIF, are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Our reports and other information filed with the SEC are available on the SEC’s Electronic Document Gathering and Retrieval System at www.sec.gov.